TC315

AN 3/21/02


02007176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
FEB 28 2002

SEC FILE NUMBER
8 - 27287

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HARGER AND COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8048 One Calais Avenue, Suite D
(No. and Street)

Baton Rouge	Louisiana	70809
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Harger — **225.767.7228** (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Landmon, Gary L., CPA
(Name – *if individual, state last, first, middle name)*

2515 Tarpley Road, Suite 104	Carrollton	Texas	75006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AN 3/21/02

OATH OR AFFIRMATION

I, Robert Harger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Harger and Company, Inc.**, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gary L. Landmon, CPA
Certified Public Accountant
2515 Tarpley Road, Suite 104
Carrollton, Texas 75006
(972) 416-9867

5

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Harger and Company, Inc.

We have audited the accompanying statement of financial condition of Harger and Company, Inc. (a wholly-owned subsidiary of R. L. Harger and Associates, Inc.) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harger and Company, Inc. as of December 31, 2001, and the results of its operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Gary L. Landmon, CPA

Dallas, Texas
February 24, 2002

HARGER AND COMPANY, INC.
Statement of Financial Condition
December 31, 2001

ASSETS	
Cash	$22,467
Clearing deposit	45,089
Other securities	3,300
Income taxes receivable	3,557
Commissions receivable	40,852
TOTAL ASSETS	$115,265
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	13,802
TOTAL LIABILITIES	13,802
Stockholder's Equity	
Common stock, 10,000 shares authorized, no par, 46 shares issued and outstanding	26,000
Additional paid in capital	20,300
Less treasury stock	(35,246)
Retained earnings	90,409
TOTAL STOCKHOLDER'S EQUITY	101,463
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$115,265

The accompanying notes are an integral part of these financial statements.

HARGER AND COMPANY, INC.
Statement of Income
For the Year Ended December 31, 2001

Revenue	
Securities commissions	$898,860
Other revenue	121,846
TOTAL REVENUE	1,020,706
Expenses	
Compensation and related costs	295,452
Clearing charges	14,390
Management fees	687,406
Regulatory fees	1,220
Insurance	858
Taxes and licenses	6,185
Other expenses	34,955
TOTAL EXPENSES	1,040,466
Net income before income taxes	(19,760)
Income tax (benefit)	(3,557)
NET INCOME	($16,203)

The accompanying notes are an integral part of these financial statements.

HARGER AND COMPANY, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Shares	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings	Total
Balances at December 31, 2000	46	$26,000	$20,300	($35,246)	$106,612	$117,666
Net Income					(16,203)	(16,203)
Balances at December 31, 2001	46	$26,000	$20,300	($35,246)	$90,409	$101,463

The accompanying notes are an integral part of these financial statements.

HARGER AND COMPANY, INC.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
December 31, 2001

Balances at December 31, 2000	$0
Increases	-
Decreases	-
Balance at December 31, 2001	$0

The accompanying notes are an integral part of these financial statements.

HARGER AND COMPANY, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	($16,203)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
(Decrease) in accounts payable and accrued expenses	(97,442)
(Increase) in clearing deposit	(13,523)
(Increase) in income taxes receivable	(3,557)
Decrease in advances	3,020
Decrease in income taxes payable	(6,242)
Decrease in commissions receivable	141,123
Net cash provided by operating activities	7,176
Cash flows from investing activities	-0-
Cash flows from financing activities	-0-
Net increase in cash	7,176
Cash at beginning of year	15,291
Cash at end of year	$22,467

Supplemental disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$893
Taxes	$6,419

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Harger and Company, Inc. is a broker-dealer in securities registered with the Securities Exchange Commission under SEC Rule 15c3-3(k)(2)(ii) which provides that all funds and securities belonging the Company's customers would be handled by a correspondent broker-dealer. The Company is a wholly-owned subsidiary of R. L. Harger and Associates, Inc.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of approximately $90,913 and net capital requirements of $5,000. The Company had at December 31, 2001 aggregate indebtedness of $13,802 and a ratio of aggregate indebtedness to net capital of 0.15 to 1. The Securities and Exchange Commission permits a net capital to aggregate indebtedness ratio of no greater than 15 to 1.

Note 3 - Possession or Control

There were no material inadequacies found to exist in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker-dealer who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

Note 4 - Capital Stock

No par value, 10,000 shares authorized, 86 shares issued and 46 shares outstanding.

Treasury stock of 46 shares is accounted for at cost.

Note 5 - Furniture and Equipment

Furniture and equipment is recorded at cost of $1,200 net of accumulated depreciation of $1,200. Depreciation for the year ended December 31, 2001 was $0.

Note 5 - Related Party Transactions

The Company is a wholly-owned subsidiary of R. L. Harger & Associates, Inc. Management fees paid to the Parent during the year were $687,406. Certain general and administrative expenses are paid by the Parent.

Note 6 - Income Taxes

Taxable (loss) for the year ended was $(19,760) with a resultant tax benefit for federal and state income taxes of $2,777 and $780 respectively.

Schedule I

HARGER AND COMPANY, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$101,463
Deductions and/or charges:	
Non-allowable assets:	
Clearing deposit	(89)
Income taxes receivable	(3,557)
Securities	(3,300)
Commissions receivable	(3,604)
Net Capital	$90,913

The preceding notes are an integral part of this supplemental information

Schedule II

HARGER AND COMPANY, INC.
Computation of Basic Net Requirement and Computation of Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness	$920
Minimum dollar net capital requirment of reporting broker/dealer	$5,000
Net capital requirement (greater of above two minimum requirement amounts	$5,000
Net capital in excess of required minimum	$85,913
Excess net capital at 1000%	$89,533
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	$13,802
Income taxes payable	0
Total aggregate indebtedness	$13,802
Ratio of aggregate indebtedness to net capital	15.2%

The preceding notes are an integral part of this supplemental information

Schedule III

HARGER AND COMPANY, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from SEC Rule 15c3-3 under section (k)(2)(ii), in which a customer transactions are cleared through a clearing broker-dealer on a fully disclosed basis.

The Company's clearing broker-dealers are Southwest Securities, Inc. and Dain Rauscher.

The conditions of the exemption from SEC Rule 15c3-3 were being complied with as of the audit date and no facts came to our attention to indicate that the exemption had not been complied with during the period since the last audit.

The preceding notes are an integral part of this supplemental information

Schedule IV

HARGER AND COMPANY, INC.
A Reconciliation of the Computation of
Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2001

Net Capital per Company	$90,350
Decrease in accounts payable and accrued expenses	563
Net Capital Per Audit	$90,913

The preceding notes are an integral part of this supplemental information

Gary L. Landmon, CPA
Certified Public Accountant
2515 Tarpley Road, Suite 104
Carrollton, Texas 75006
(972) 416-9867

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Harger and Company, Inc.

In planning and performing our audit of the financial statements of Harger and Company, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Harger and Company, Inc. that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the regulations for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc., state and other regulatory agencies with rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Gary L. Landmon, CPA

Dallas, Texas
February 24, 2002